UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

2013 BR GAAP Results

January 30th, 2014

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Important: On December 13, 2012, CVM Resolution 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, (mainly pension plans) in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect in the balance sheet and financial statement of 2012. This new accounting practice implies basically the full recognition of actuarial losses (actuarial deficit) not recognized so far under liabilities against equity and, besides, the effects over the earnings results. These changes are reflected : slides 8, 9, 15, 16, 17, 27, 28, 29, 30 and 32.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


2.7
1.0
2.3
1.9
2.2
2011
2012
2013e
2014e
2015e

Interest Rate – Selic (%)


11.00
7.25
10.00
11.00
11.50
2011
2012
2013
2014e
2015e

Inflation (IPCA %)


6.5
5.8
5.9
6.0
5.7
2011
2012
2013
2014e
2015e

Exchange Rate (R$ / US$)


1.88
2.04
2.34
2.45
2.50
2011
2012
2013
2014e
2015e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (January, 24th).
(*) According to IBGE, GDP growth of 2012 was revised from 0.9% to 1.0%.

TABLE OF CONTENTS

HIGHLIGHTS – 2013

- Net profit of R$ 5.7 billion
- Expanded loan portfolio grows 9% and funding from clients increases 11%
- Revenues: fees and commissions grow 10% and NII decreases 8%
- Costs control, growing half of inflation
- In twelve months, NPL ratio over 90 days improves 180 bps and allowance for loan losses decreases 11%
- Balance sheet strength and liquidity
  - BIS Ratio: 19.2%
  - Coverage ratio: 179%
  - Loan to Funding from Clients: 102%

(*) All variations are in twelve months, except when it is mentioned.

TABLE OF CONTENTS

RESULTS


R$ MM
-12.3%
0.2%
-9.7%
1,607
909
697
1,519
909
609
1,410
909
501
1,407
909
497
1,409
909
500
6,363
3,637
2,726
5,744
3,637
2,107
4Q12
1Q13
2Q13
3Q13
4Q13
2012
2013
Accounting Profit
Goodwill

Profit/Share[1] In Reais

4Q12	1Q13	2Q13	3Q13	4Q13	2012	2013
1.69	1.60	1.48	1.48	1.48	1.67	1.51

(*) Accounting Net profit with reversal of 100% of goodwill amortization expenses.
1. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

RESULTS
R$MM

Managerial Profit[1]	2013	2012	Var. (%) YoY	Var. (%) QoQ
Net Interest Income	29,827	32,380	-7.9%	-4.1%
Fee and Commission Income	10,674	9,680	10.3%	8.9%
Allowance for Loan Losses	(11,720)	(13,223)	-11.4%	-9.2%
General Expenses[2]	(16,297)	(15,842)	2.9%	5.2%
Tax Expenses	(3,124)	(3,138)	-0.4%	-3.3%
Other Income/Expenses	(2,851)	(3,072)	-7.2%	-12.5%
PROFIT BEFORE TAXES	6,510	6,785	-4.1%	6.3%
Income Tax and Social Contribution	(518)	(296)	74.7%	55.9%
Minority Interest	(248)	(126)	96.3%	30.8%
MANAGERIAL NET PROFIT	5,744	6,363	-9.7%	0.2%

1. Excludes 100% of the goodwill amortization expense ,tax hedge effect and non-recurring events, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS - NET INTEREST INCOME

Net Interest Income Breakdown[1]


R$ MM
-7.7%
-4.1%
-7.9%
7,813
7,658
7,438
7,521
7,211
32,380
29,827
1,512
1,675
1,523
1,734
1,348
6,726
6,280
200
174
188
223
258
850
843
6,101
5,809
5,728
5,563
5,605
24,805
22,704
4Q12
1Q13
2Q13
3Q13
4Q13
2012
2013
Credit
Deposits
Others²

NII with Clients and Interest Rates


Interest Rate (Quarter average) – Selic
4Q12
1Q13
2Q13
3Q13
4Q13
7.2 %
7.1 %
7.5%
8.5%
9.5%
11.6%
11.3%
10.8%
10.1%
10.0%
12.2%
10.5%
Credit Spread (%)
0.7%
0.6%
0.6%
0.7%
0.8%
0.7%
0.7%
Deposit Spread (%)
4Q12
1Q13
2Q13
3Q13
4Q13
2012
2013

1. Excludes the tax hedge effect , credit recovery and non-recurring events.
2. Includes Gains (Losses) on financial transactions and other net interest incomes.

LOAN PORTFOLIO

Expanded Portfolio


R$ Billion
9.3%
2.6%
256.0
256.8
266.7
272.8
279.8
Dec.12
Mar.13
Jun.13
Sep.13
Dec.13

Segment Breakdown

R$ Million	Dec.13	Dec.12	YoY	QoQ	Share Loan Portfolio in Dec/13
Individuals	75,522	71,287	5.9%	2.4%	33%
Consumer Finance	37,849	36,806	2.8%	3.0%	17%
SMEs	33,712	36,487	-7.6%	-2.0%	15%
Corporate	80,400	67,379	19.3%	4.2%	35%
Total	**227,482**	**211,959**	**7.3%**	**2.4%**	**100%**
Other Transactions[1]	52,330	44,005	18.9%	3.2%	
Expanded Portfolio	**279,812**	**255,964**	**9.3%**	**2.6%**	

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

CREDIT INDICATORS

NPL from 15 to 90 days[1]

NPL Over 90 days[2]


6.7%
6.8%
6.4%
6.8%
6.7%
4.9%
4.9%
4.5%
4.7%
4.7%
3.1%
3.1%
2.7%
2.8%
2.9%
Dec.12
Mar.13
Jun.13
Sep.13
Dec.13
7.8%
8.0%
7.1%
6.0%
5.1%
5.5%
5.8%
5.2%
4.5%
3.7%
3.3%
3.8%
3.5%
3.1%
2.4%
Dec.12
Mar.13
Jun.13
Sep.13
Dec.13
Corporate
Individuals
Total

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

ALLOWANCE FOR LOAN LOSSES



5.2%
5.6%
5.2%
4.3%
3.8%
5.8%
4.7%
-20.9%
-9.2%
-11.4%
3,096
3,371
3,202
2,698
2,449
13,223
11,720
3,601
3,716
3,650
3,534
3,327
14,991
14,227
(505)
(345)
(448)
(836)
(878)
(1,769)
(2,507)
4Q12
1Q13
2Q13
3Q13
4Q13
2012
2013
Credit Cost¹
Gross Allowance for Loan Losses²
Income from recovery of written off loans

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.
2. Excludes non-recurring events.

Santander

FEES AND COMMISSION INCOME

Total[1]


12.9%
8.9%
2,522
2,586
2,628
2,614
2,847
4Q12
1Q13
2Q13
3Q13
4Q13

Breakdown of Fee and Commission Income

R$ Million	2013	2012	YoY	QoQ
Asset Management[2]	1,172	1,269	-7.7%	-18.7%
Current Account	1,803	1,612	11.8%	1.5%
Lending Operations[3]	1,182	1,286	-8.1%	4.9%
Insurance	1,819	1,461	24.5%	38.0%
Cards[4]	3,182	2,660	19.6%	10.8%
Collection Services[5]	810	721	12.5%	6.7%
Securities Brokerage and	448	416	7.8%	-2.5%
Others	259	256	1.0%	54.6%
TOTAL	10,674	9,680	10.3%	8.9%

1. Includes fee and commission income
2. Includes income from funds and consortia; 3. Includes guarantees rendered
4. Includes acquiring services 5. Includes collection and bill;

GENERAL EXPENSES

General Expenses

R$ Million


4.4%
5.2%
4,132
442
1,850
1,840
3,891
455
1,753
1,683
3,992
467
1,735
1,789
4,101
396
1,807
1,898
4,313
413
1,947
1,953
4Q12
1Q13
2Q13
3Q13
4Q13
Administrative1
Personnel2
Depreciation and Amortization3

Breakdown of Expenses

R$ Million	2013	2012	YoY	QoQ
Administrative[1]	7,324	6,853	6.9%	2.9%
Personnel[2]	7,241	7,299	-0.8%	7.7%
Subtotal	**14,565**	**14,152**	**2.9%**	**5.3%**
Depreciation and Amortization[3]	1,732	1,691	2.4%	4.4%
Total	**16,297**	**15,842**	**2.9%**	**5.2%**

1. Excludes non-recurring events
2. Personnel expenses include profit sharing
3. Exclude 100% of the goodwill amortization expense.

RATIOS

Efficiency Ratio[1] (%)


46.7%
48.9%
51.1%
44.3%
47.5%
4Q12
3Q13
4Q13
2012
2013

Recurrence[2] (%)


61.0%
63.7%
66.0%
61.1%
65.5%
4Q12
3Q13
4Q13
2012
2013

ROAA[3] (%)


1.5%
1.2%
1.2%
1.5%
1.3%
4Q12
3Q13
4Q13
2012
2013

ROAE[4] (%)


12.8%
10.6%
10.5%
12.9%
11.0%
4Q12
3Q13
4Q13
2012
2013

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense)). 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized). 4. Return on average equity excluding goodwill (annualized).

ASSETS AND EQUITY

Assets[1] – R$ Billion


9.3%
4.7%
436
455
476
Dec.12
Sep.13
Dec.13

Equity[1] – R$ Billion


5.8%
0.0%
50.5
53.5
53.4
Dec.12
Sep.13
Dec.13

1. Excludes 100% of the goodwill, that in Dec/12 was R$ 13 billion, in Sep/13 R$ was 10 billion and in Dec/13 was R$ 9 billion.

RATIOS

Coverage Ratio over 90 days[1]


125.6%
150.9%
179.4%
Dec.12
Sep.13
Dec.13

BIS Ratio[2]


20.8%
1.5%
19.3%
20.7%
0.8%
19.9%
19.2%
0.8%
18.4%
Dec.12
Sep.13
Dec.13
Tier I
Tier II

1. Allowance for loan losses / (non-performing loans over 90 days)
2. Does not consider the eventual impacts of the Capital Optimization Plan.

FUNDING

R$ Billion	Dec.13	Dec.12	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	49.2	40.3	22.0%	7.7%
Time Deposits + Debentures[1]	142.0	132.4	7.3%	5.0%
Treasury Notes (Letras Financeiras)	30.9	26.5	16.5%	7.7%
Funding From Clients - on balance (A)	**222.1**	**199.2**	**11.5%**	**5.9%**
(-) Reserve Requirements	-35.6	-34.3	3.8%	0.5%
Borrowing and Onlendings	11.8	9.5	24.5%	12.2%
Subordinated Debt	8.9	11.9	-25.3%	2.5%
Offshore Funding	36.1	31.2	15.6%	2.7%
Total Funding – on balance (B)	**243.3**	**217.5**	**11.8%**	**6.4%**
Assets Under Management[2]	144.9	134.9	7.4%	0.5%
Total Funding + AUM	**388.2**	**352.5**	**10.1%**	**4.1%**
Total Credit (C)	227.5	212.0	7.3%	2.4%
C/ B (%)	94%	97%		
C / A (%)	102%	106%		

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

TABLE OF CONTENTS

FINAL REMARKS – 2013

- Net profit of R$ 5.7 billion
- Expanded loan portfolio grows 9% and funding from clients increases 11%
- Revenues
  - Fees and Commission income: +10%
  - Net interest income: -8%
- Costs control, growing half of inflation
  - General expenses: +3%
- In twelve months, NPL ratio over 90 days improves 180 bps and allowance for loan losses decreases 11%
- Balance sheet strength and liquidity
  - BIS Ratio: 19.2%
  - Coverage ratio: 179%
  - Loan to Funding from Clients: 102%

(*) All variations are in twelve months, except when it is mentioned.

TABLE OF CONTENTS

Annexes – BR GAAP

SANTANDER ASSET MANAGEMENT SALE TRANSACTION[1]

Description of the Transaction

- Santander Brasil sold Santander Brasil Asset Management unit (amount of assets under management of R$ 118 billion[2]) to SAM Holding[3], with a 10-year distribution agreement.
- Net capital gain for Santander Brasil: R$ 1.2 billion.

New structure advantages

- AUM[4] with a Global Management
- Better product capabilities (access to international products in a local market),
- Specialized Management.

1) For more details, see the presentation "Santander Asset Management Sale Transaction" in the Investor Relations website. 2) Data of 12/31/12.
3) Warburg Pincus (WP) and General Atlantic (GA) acquired 50% of SAM Holding - integrating Santander Asset Management's companies in various countries. 4) Assets under management.

CAPITAL OPTIMIZATION PLAN

Objectives of the Plan[1]

- To optimize the capital structure of Santander Brasil, making it more efficient, with positive impact in the profitability;
- To maintain regulatory capital unchanged, preserving growth capability;
- To make capital structure profile more similar to peers' capital structure, though in a higher level;
- To maintain debt holders' same level of protection.

Conclusion of the Plan: 01/29/14

1) For more details, see the presentation "Conference Call Presentation - Plan for optimization of the regulatory capital" of 09/26/2013 in the Investor Relations website: www.santander.com.br/ri .

NON-RECURRING EVENTS – 4Q13

***Result after taxes*[1]**

R$ Million

Revenues	**1,508**
Asset Management	1,205
Other non-recurring income*	303

Expenses	**(1,508)**
Other non-recurring expenses**	(632)
Productivity fund	(593)
Assets valuation adjustments	(283)

1. Effective rate of 40%. (*) Others non-recurrent incomes: refers to the installment program and cash payment of tax and social security debts established by Law 12.865/2013 in Articles 17 and 39 (Refis). (**) Others non-recurrent expenses: in the fourth quarter of 2013, we booked R$108 million under non-recurring expenses, R$92 million for allowance for loan losses, and recorded provisions totaling R$853 million for sundry contingencies.

RESULTS

Managerial[1] (R$ million)

Managerial Financial Statement	2013	2012	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**29,827**	**32,380**	**(2,553)**	**-7.9%**
Allowance for Loan Losses	(11,720)	(13,223)	1,502	-11.4%
NET INTEREST INCOME AFTER LOAN LOSSES	**18,107**	**19,158**	**(1,051)**	**-5.5%**
Fee and Commission Income	10,674	9,680	994	10.3%
General Expenses	(16,297)	(15,842)	(454)	2.9%
Personnel Expenses + Profit Sharing	(7,241)	(7,299)	57	-0.8%
Administrative Expenses[2]	(9,055)	(8,544)	(512)	6.0%
Tax Expenses	(3,124)	(3,138)	14	-0.4%
Other Income (Expenses)[3]	(2,851)	(3,072)	221	-7.2%
INCOME BEFORE TAXES	**6,510**	**6,785**	**(276)**	**-4.1%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(518)	(296)	(221)	74.7%
MINORITY INTEREST	(248)	(126)	(121)	96.3%
NET PROFIT	**5,744**	**6,363**	**(618)**	**-9.7%**

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and non-recurring events, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement	4Q12	1Q13	2Q13	3Q13	4Q13
NET INTEREST INCOME	**7,813**	**7,658**	**7,438**	**7,521**	**7,211**
Allowance for Loan Losses	(3,096)	(3,371)	(3,202)	(2,698)	(2,449)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,717**	**4,287**	**4,236**	**4,822**	**4,762**
Fee and Commission Income	2,522	2,586	2,628	2,614	2,847
General Expenses	(4,132)	(3,891)	(3,992)	(4,101)	(4,313)
Personnel Expenses + Profit Sharing	(1,850)	(1,753)	(1,735)	(1,807)	(1,947)
Administrative Expenses[2]	(2,282)	(2,138)	(2,257)	(2,294)	(2,367)
Tax Expenses	(786)	(750)	(776)	(812)	(785)
Other Income (Expenses)[3]	(666)	(631)	(499)	(918)	(803)
INCOME BEFORE TAXES	**1,654**	**1,600**	**1,597**	**1,605**	**1,707**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(6)	(38)	(93)	(151)	(236)
MINORITY INTEREST	(41)	(43)	(94)	(48)	(62)
NET PROFIT	**1,607**	**1,519**	**1,410**	**1,407**	**1,409**

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and non-recurring events, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

BALANCE SHEET

Assets (R$ million)

Assets	Dec-12	Mar-13	Jun-13	Sep-13	Dec-13
Current Asset and Long-term Assets	**426,016**	**426,550**	**446,974**	**444,978**	**465,777**
Cash and Cash Equivalents	4,742	5,256	4,534	5,906	5,486
Interbank Investments	36,771	47,250	44,342	44,776	47,655
Securities and Derivative Financial Instrument	76,832	71,830	77,534	71,610	78,146
Interbank Accounts	34,517	34,004	34,317	38,298	35,833
Interbranch Accounts	2	1	1	1	1
Lending Operations	197,370	196,434	203,059	207,112	212,508
- Lending Operations	211,959	211,703	218,053	222,071	227,482
- Lending Operations Related to Assignment	-	47	38	31	25
- Allowance for Loan Losses	(14,589)	(15,317)	(15,033)	(14,990)	(14,999)
Other Receivables	74,166	70,154	81,408	75,500	84,339
Other Assets	1,617	1,621	1,779	1,775	1,809
Permanent Assets	**22,860**	**22,051**	**21,076**	**20,430**	**20,088**
Investments	40	45	115	122	137
Fixed Assets	5,602	5,752	5,886	6,125	6,807
Intangibles	17,218	16,254	15,076	14,183	13,144
- Goodwill	26,172	26,241	26,240	26,245	26,245
- Others	(8,954)	(9,987)	(11,164)	(12,062)	(13,101)
Total Assets	**448,876**	**448,601**	**468,050**	**465,408**	**485,866**
Total Assets (excluding goodwill)	**435,938**	**436,503**	**456,863**	**455,125**	**476,492**

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Dec-12	Mar-13	Jun-13	Sep-13	Dec-13
Current Liabilities and Long-Term Liabilities	**384,373**	**384,184**	**402,912**	**400,424**	**421,751**
Deposits	126,545	122,776	126,147	130,433	134,213
Demand Deposits	13,457	12,717	13,385	14,420	15,605
Saving Deposits	26,857	27,915	29,293	31,259	33,589
Interbank Deposits	3,392	3,474	3,604	3,755	3,920
Time Deposits	82,839	78,669	79,865	80,999	81,100
Money Market Funding	72,529	79,663	78,871	77,794	78,462
Funds from Acceptance and Issuance of Securities	56,294	58,498	64,956	63,758	69,061
Interbank Accounts	19	1,710	1,414	2,428	64
Interbranch Accounts	2,002	1,261	984	1,344	2,771
Borrowings	16,001	16,024	16,976	17,460	17,975
Domestic Onlendings - Official Institutions	9,385	9,737	9,559	10,465	11,757
Foreign Onlendings	41	27	29	19	19
Derivative Financial Instruments	5,205	4,132	5,713	5,505	5,865
Other Payables	96,353	90,355	98,262	91,218	101,563
Deferred Income	222	275	252	298	308
Minority Interest	829	912	924	947	987
Equity	63,452	63,230	63,963	63,740	62,819
Total Liabilitities and Equity	**448,876**	**448,601**	**468,050**	**465,408**	**485,866**
Equity (excluding goodwill)	**50,514**	**51,133**	**52,776**	**53,457**	**53,446**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Dec.13	Dec.12	Var. YoY	Sep13	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	3,193	2,744	16.3%	3,099	3.0%
Credit Card	17,221	16,174	6.5%	15,577	10.6%
Payroll Loans	13,719	14,772	-7.1%	14,432	-4.9%
Payroll Loans originated by the bank	13,058	13,548	-3.6%	13,733	-4.9%
Acquired Portfolio	661	1,224	-46.0%	699	-5.4%
Mortgage	15,702	11,812	32.9%	14,400	9.0%
Agricultural Loans	2,740	2,163	26.7%	2,841	-3.5%
Personal Loans / Others	22,948	23,621	-2.9%	23,425	-2.0%
Total	**75,522**	**71,287**	**5.9%**	**73,773**	**2.4%**
Consumer Finance	**37,849**	**36,806**	**2.8%**	**36,747**	**3.0%**
Corporate	**114,111**	**103,865**	**9.9%**	**111,551**	**2.3%**
Leasing / Auto Loans	3,337	3,508	-4.9%	3,500	-4.7%
Real Estate	9,497	7,789	21.9%	9,108	4.3%
Trade Finance	17,102	15,948	7.2%	18,827	-9.2%
On-lending	9,944	7,811	27.3%	8,985	10.7%
Agricultural Loans	2,290	2,221	3.1%	2,208	3.7%
Working Capital / Others	71,942	66,588	8.0%	68,923	4.4%
Total	**227,482**	**211,959**	**7.3%**	**222,071**	**2.4%**

(*) Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,732 MM in Dec/13, R$ 32,765 MM in Dec/12 and R$ 33,138 MM in Sep/13.

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	2013	2012
NET PROFIT - BR GAAP	2,107	2,726
Reversal of Goodwill Amortization	3,637	3,637
MANAGERIAL NET PROFIT - BR GAAP	5,744	6,363
Impairment on Loans and Receivables	75	(628)
PPA Amortization	(69)	(59)
Others	99	(185)
NET PROFIT - IFRS	5,848	5,490

SANTANDER ACQUIRING

In 2013:

- Revenues increase **67%** in the last 12 months

Santander Acquiring		2012	2013	2013 vs. 2012
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 16,083 ▪ 139.2	▪ 26,352 ✓ 217,8	▪ 64% ✓56%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 9,429 ▪ 172.5	▪ 16,335 ✓283.8	▪ 73% ✓65%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪25,512 ▪ 311.7	▪ 42,687 ✓ 501,6	▪ 67% ✓61%

- Market Share reached 5.8% in December 2013
- Presence in all Brazilian states.

CREDIT INDICATORS

NPL Over 60 days[1]


9.3%
9.3%
8.4%
7.2%
6.3%
6.6%
6.8%
6.2%
5.4%
4.6%
4.0%
4.4%
4.1%
3.7%
3.0%
Dec.12
Mar.13
Jun.13
Sep.13
Dec.13

NPL Over 90 days[2]


7.8%
8.0%
7.1%
6.0%
5.1%
5.5%
5.8%
5.2%
4.5%
3.7%
3.3%
3.8%
3.5%
3.1%
2.4%
Dec.12
Mar.13
Jun.13
Sep.13
Dec.13

Corporate Individuals Total

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

VINTAGE PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
69
67
59
56
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
66
55
46
41
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

"Car Finance"


180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
54
50
45
52
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br